		   SECURITIES AND EXCHANGE COMMISSION
			 WASHINGTON, D.C. 20549

			       FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
       For the fiscaL year ended:    November 30, 1996

				   OR

[]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

       For the transition period from ______________ to _______________


Commission File Number 1-4471

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

    XEROX CORPORATION PROFIT SHARING AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

	   Xerox Corporation
	   P.O. Box 1600
	   Stamford, Connecticut 06904-1600

		       SIGNATURES

  THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

XEROX CORPORATION PROFIT SHARING AND SAVINGS PLAN


Patricia M. Nazemetz
Plan Administrator

Stamford, Connecticut
Dated May 27, 1997

				   XEROX CORPORATION
			    PROFIT SHARING AND SAVINGS PLAN

			   Financial Statements and Schedule

			      November 30, 1996 and 1995

		     (With Independent Auditors' Report Thereon)
3


					  XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN

			 Statement of Net Assets Available for Plan Benefits
					with Fund Information
					  November 30, 1996

						 Fund Information
	     _________________________________________________________________________________________________________________
						       Small
		 International               Company                            Xerox            Employee
		   Stock       U.S Stock     Stock       Balanced    Income     Stock              Loan
		   Fund          Fund        Fund        Fund        Fund       Fund               Fund        Total

Assets:

Participant
notes
receivable    $      -           -           -            -            -           -          59,201,070     59,201,070
Investment in
Master Trust   136,379,184  138,676,389  131,146,618 757,250,020  693,889,121  179,548,012         -      2,036,889,344

Total assets   136,379,184  138,676,389  131,146,618 757,250,020  693,889,121  179,548,012    59,201,070  2,096,090,414


Liabilities:
Accrued expenses
and other
liabilities        149,535      40,466       91,219      313,420      165,625       43,108         -            803,373

Due from (to)
other funds        444,179   1,794,007    2,135,881   (1,319,578)  (8,100,444)   2,869,821     2,176,134        -

Net assets
available for
plan benefits $136,673,828 140,429,930  133,191,280  755,617,022  685,623,052  182,374,725    61,377,204  2,095,287,041

The accompanying notes are an integral part of the financial statements.


					 XEROX CORPORATION
				  PROFIT SHARING AND SAVINGS PLAN

			 Statement of Net Assets Available for Plan Benefits
					with Fund Information

					  November 30, 1995
						 Fund Information
	     _________________________________________________________________________________________________________________
						  Small
	       International              Company                              Xerox      Segregated   Employee
		    Stock      U.S Stock    Stock       Balanced      Income     Stock      Assets       Loan
		    Fund         Fund         Fund        Fund          Fund      Fund       Fund         Fund          Total
													    (see note 4)
Assets:

Participant
notes
receivable    $      -           -           -            -            -           -           -     55,089,047
55,089,047
Investment in
Master Trust   73,612,588  75,230,057  71,105,345  584,912,455  767,283,041  130,445,603    864,596        -
1,703,453,685

Total assets   73,612,588  75,230,057  71,105,345  584,912,455  767,283,041  130,445,603    864,596  55,089,047
1,758,542,732


Liabilities:
Accrued expenses
and other
liabilities        (9,514)     55,601      29,473      474,491      112,074       38,576        -           -
700,701

Due from (to)
other funds        91,727   2,807,519   2,213,068    3,637,060  (11,184,917)   1,352,939        -     1,082,604           -

Net assets
available for
plan benefits $73,713,829  77,981,975  73,288,940  588,075,024  755,986,050  131,759,966    864,596  56,171,651
1,757,842,031

The accompanying notes are an integral part of the financial statements.

					  XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN
		    Statement of Changes in Net Assets Available for Plan Benefits
					with Fund Information

				     Year ended November 30, 1996
						 Fund Information
	     _________________________________________________________________________________________________________________
						    Small
		 International             Company                               Xerox       Segregated  Employee
		 Stock         U.S Stock   Stock       Balanced      Income      Stock       Assets      Loan
		 Fund          Fund        Fund        Fund          Fund        Fund        Fund        Fund            Total
													     (see note 4)

Contributions:
Employer       $ 5,143,474   7,362,449   4,699,323   21,696,033    11,356,376   7,829,947      -           -
58,087,602
Employees'
- voluntary      9,362,123  12,440,492  10,185,690   36,787,660    28,677,256  12,365,247      -           -
109,818,468

Total
contributions   14,505,597  19,802,941  14,885,013   58,483,693    40,033,632  20,195,194      -           -
167,906,070


Net income from
Master Trust
investments, net
of administrative
expenses        23,593,622  27,001,873  22,455,809  136,258,719    46,256,022  15,057,165   1,124,757      -
271,747,967

Interest income on
 participant notes
 receivable           -           -            -            -            -           -         -        4,497,685
4,497,685

		    38,099,219  46,804,814  37,340,822  194,742,412    86,289,654  35,252,359   1,124,757   4,497,685
444,151,722


Benefit
payments        (4,847,948) (4,391,021) (3,963,761) (32,199,107)  (54,862,143) (6,442,732)     -           -
(106,706,712)

Transfers among
funds           29,708,728  20,034,162  26,525,279    4,998,693  (101,790,509) 21,805,132  (1,989,353)    707,868         -
Net increase (decrease)
in net assets
available for
plan benefits   62,959,999  62,447,955  59,902,340  167,541,998   (70,362,998) 50,614,759    (864,596)  5,205,553
337,445,010

Net assets available
for plan benefits:
Beginning of
year            73,713,829  77,981,975  73,288,940  588,075,024   755,986,050 131,759,966     864,596  56,171,651
1,757,842,031
End of year   $136,673,828 140,429,930 133,191,280  755,617,022   685,623,052 182,374,725        -     61,377,204
2,095,287,041

The accompanying notes are an integral part of the financial statements.



6

					  XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN

		   Statement of Changes in Net Assets Available for Plan Benefits
					with Fund Information
				 Year ended November 30, 1995
						 Fund Information
	     _________________________________________________________________________________________________________________
						 Small
	      International            Company                               Xerox       Segregated  Employee
	      Stock         U.S Stock  Stock       Balanced     Income       Stock       Assets      Loan
	      Fund          Fund       Fund        Fund         Fund         Fund        Fund        Fund      Total
													  (see note 4)
Contributions:
Employer    $ 1,509,983   1,387,801   1,569,077  19,239,174   19,063,717   4,681,935      -           -          47,451,687
Employees'
- voluntary   7,537,090   7,455,412   6,676,232  36,759,920   39,766,636   9,394,117      -           -         107,589,407
Total
contributions 9,047,073   8,843,213   8,245,309  55,999,094   58,830,353  14,076,052      -           -         155,041,094

Net income from
Master Trust
investments, net
of administrative
expenses     6,053,116   14,407,844  11,494,148 102,880,430   56,404,076  38,105,232      -             -        229,344,846

Interest income on
 participant notes
 receivable          -         -         -            -            -           -          -         3,935,432      3,935,432

		15,100,189   23,251,057  19,739,457 158,879,524  115,234,429  52,181,284      -         3,935,432    388,321,372

Benefit
payments    (3,424,903)  (2,689,180) (2,472,416)(38,658,781) (72,667,579) (6,540,282)     -              -      (126,453,141)

Transfers among
funds       (3,405,533)  20,348,762  17,133,524  (8,963,445)  (5,709,720)  2,394,412  (18,030,356) (3,767,644)        -
Transfer from
AMTX, Inc.        -            -          -           -          337,197       -          -            -             337,197
Transfer to
Xerox Corporation
Retirement Income
Guarantee Plan    -            -          -           -             -          -          (77,038)      -            (77,038)


Net increase (decrease)
in net assets
available for
plan
benefits     8,269,753  40,910,639  34,400,565  111,257,298  37,194,327   48,035,414  (18,107,394)   167,788    262,128,390

Net assets available
for plan benefits:
Beginning of
year        65,444,076  37,071,336  38,888,375  476,817,726 718,791,723   83,724,552   18,971,990  56,003,863  1,495,713,641
End of
year       $73,713,829  77,981,975  73,288,940  588,075,024 755,986,050  131,759,966      864,596  56,171,651  1,757,842,031

The accompanying notes are an integral part of the financial statements.

7

				XEROX CORPORATION

			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements

			    November 30, 1996 and 1995


(1)  Description of Plan

The following description of the Xerox Corporation Profit Sharing and Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.


General

The Plan is a defined contribution plan covering substantially all full and part-time U.S. employees of Xerox Corporation (sponsor) and participating subsidiaries, except those covered by a collective bargaining agreement unless that agreement calls for participation in the Plan. Employees are automatically eligible to participate in the Plan after completing one year of service.

Payments of Benefits

Upon termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, or purchase an annuity payable from a life insurance company. Amounts allocated to participants who have elected to withdraw from the Plan but have not been paid are $2,077,252 and $3,525,402 at November 30, 1996 and 1995, respectively.

Employee Savings Contributions

Subject to limits imposed by the Internal Revenue Code, eligible employees may contribute up to 18% of pay (as defined in the Plan) through combination of before-tax and after-tax payroll deductions.
(The maximum before-tax contribution for the 1996 calendar year is $9,500.) Employees are immediately vested in their savings contributions.

Xerox Optional Profit Sharing Contributions

Eligible employees may receive an optional profit sharing contribution from the Sponsor. The contribution ranges from zero to 10% of pay and is based upon the return on assets (ROA) of the Xerox Document Processing industry segment as defined in the Plan document. ROA is determined as of the sponsor's calendar year-end, which differs from the November 30 plan year-end.

An employee may receive the contribution in cash or Xerox Corporation common stock, or may elect to invest all or part of the contribution on a tax deferred basis, subject to limits imposed by the Internal Revenue Code, through the Plan's investment funds. Employees are immediately vested in optional profit sharing contributions.

				XEROX CORPORATION

			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements


(1)  Description of Plan (continued)

For the calendar year ended December 31, 1996, the Sponsor's ROA was 17.8% which will result in an optional profit sharing contribution for the plan year ending November 30, 1996 for all eligible active employees at December 31, 1996 equal to 10% of pay or $217,033,647. Participants elected to invest $60,288,722 into the Plan which will be recorded as an employer contribution in the Plan's financial statements for the plan year ended November 30, 1997.

For the calendar year ended December 31, 1995, the Sponsor's ROA was 18.5%, which resulted in an optional profit sharing contribution for the plan year ending November 30, 1995 for all eligible active employees at December 31, 1995 equal to 10% of pay or $230,473,696. Participants elected to invest $58,087,602 into the Plan which is recorded as an employer contribution in the Plan's financial statements for the plan year ended November 30, 1996.

Investment Funds

As further described in note 3, the investment funds are part of the Xerox Trust Agreement to Fund Retirement Plans (Master Trust). Employees can direct their plan accounts to one or more of the following six investment funds:

International Stock Fund -- Invests primarily in stocks of companies based outside of the U.S.

U.S. Stock Fund -- Invests primarily in stocks of medium to large U.S.
companies.

Small Company Stock Fund -- Invests primarily in stocks of smaller U.S. companies that fund managers believe have greater value than indicated by the current market price, or above average prospects for long-term growth.

Balanced Fund -- Under normal market conditions, invests approximately 70% in stocks; most of the remainder in bonds; some real estate, private placements, and cash. The mix may shift with market outlook.


Income Fund -- Invests in contracts with insurance companies and banks; short to intermediate duration, high-quality bonds.

Xerox Stock Fund -- Invests in Xerox Corporation common stock and some cash for administrative purposes.

Segregated Assets Fund

This fund was established on April 1, 1991 and represents participant investments in certain guaranteed investment contracts which are segregated and frozen. See note 4 to the financial statements for further discussion.

				XEROX CORPORATION

			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements


(1)  Description of Plan (continued)

Employee Loan Fund

Participants are permitted to borrow from their profit sharing savings accounts subject to certain limitations. The loans are payable over terms up to 14.5 years and bear interest at the quarterly Citibank commercial prime rate in effect at the time of loan issuance plus 1%. Principal and interest payments on the loans are redeposited into the participants' accounts based on their current investment allocation elections. Loans are issued at market value. At November 30, 1996, market value on loans approximates fair value.


(2)  Federal Income Taxes

The Plan obtained its latest determination letter from the Internal Revenue Service (IRS) on September 18, 1995, covering Plan amendments through January 31, 1995, indicating that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's internal tax counsel believe that the Plan, as currently designed and operated, is in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

As long as the Plan continues to be qualified under present federal income tax laws and regulations, participants will not be taxed on company contributions or on investment earnings on such contributions at the time such contributions and investment earnings are received by the trustee under the Plan, but may be subject to tax thereon at such time as they receive distributions under the Plan.

 (3)  Master Trust

As discussed in note 1, the Plan participates in the Master Trust. The following other Xerox employee benefit plans also participate in the Master Trust as of November 30, 1996:

     The Profit Sharing Plan of Xerox Corporation and The
      Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O. - C.L.C.

     Xerox Corporation Retirement Income Guarantee Plan;

     Retirement Income Guarantee Plan of Xerox Corporation and The Xerographic Division,Union of Needletrades,
     Industrial and Textile Employees, A.F.L. - C.I.O.-
     C.L.C.; and

     XDS Investment Plan.


The Master Trust has six investment pools -- the International
Stock Pool, U.S. Stock Pool, Small Company Stock Pool, All Other
Pool, Income Fund, and the Xerox Stock Fund. Participants direct their accounts into investment funds, as described in note 1, which are formed from the aforementioned investment pools. Each of the plans has an ownership interest in one or more of these investment pools in accordance with that interest as determined by participant fund elections. In addition, prior to December 31, 1996 there was a Segregated Assets Fund which is discussed in note 4.

The following financial information is presented for the Master Trust and each of the Master Trust investment accounts:

					  XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements

(3)  Master Trust (continued)

     Statement of Net Assets of the Master Trust as of November 30, 1996:

							  Small
		       International             Company                                    Xerox
			 Stock        U.S Stock    Stock       All Other      Income        Stock
			  Pool         Pool         Pool        Pool           Fund          Fund         Total
Assets
Cash                    $   108,596                -             -         1,971,597      1,957,053         -         4,037,246
Receivables:
Dividends           1,252,417     2,520,631      152,707       211,754              3         -         4,137,512
Interest              215,445       404,275      554,161    13,108,361      7,705,579        4,289     21,992,110

Due from brokers    2,885,545     2,317,272   10,209,426    10,051,565     12,257,266         -        37,721,074
Total receivables   4,353,407     5,242,178   10,916,294    23,371,680     19,962,848        4,289     63,850,696

Investments
at quoted fair value:
At market value:
Short-term
investments        37,876,365    52,717,245  119,000,779   296,394,084     68,075,236    1,752,922    575,816,631
Fixed income
   investments     12,263,211        -             -     1,140,116,818    308,267,495        -      1,460,647,524
Equity securities:
   Xerox common
   stock                 -            -            -             -              -      197,019,053    197,019,053
   Other          898,144,054 1,798,935,366  652,074,653   267,795,216            927        -      3,616,950,216
Investments at
  contract value:
Investment contracts
   with insurance
   companies and banks   -            -            -             -        634,202,724         -       634,202,724
At estimated fair value:
Interest in real estate
  trusts                 -            -            -       120,074,113           -            -       120,074,113
Other investments        -            -            -       141,816,200           -            -       141,816,200


Total
investments       948,283,630 1,851,652,611  771,075,432 1,966,196,431  1,010,546,382  198,771,975  6,746,526,461

Total assets      952,745,633 1,856,894,789  781,991,726 1,991,539,708  1,032,466,283  198,776,264  6,814,414,403

Liabilities
Cash overdraft           -              639         -           -            -            -                   639
Due to brokers        750,632     4,381,597    7,166,878    34,232,374     20,685,156    4,596,115     71,812,752

Net assets       $951,995,001 1,852,512,553  774,824,848 1,957,307,334  1,011,781,127  194,180,149  6,742,601,012





11

					 XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements

(3)  Master Trust (continued)

     The allocation of Master Trust investments by investment pool and fund as of November 30,
     1996 is as follows:
						       Small
		  International                Company                                     Xerox
		     Stock         U.S Stock    Stock        Balanced       Income          Stock
		     Fund            Fund         Fund         Fund          Fund            Fund             Total

International
Stock Pool     $ 144,212,119         -            -        807,782,882           -           -          951,995,001

U.S. Stock Pool        -      145,647,985         -      1,706,864,568           -           -        1,852,512,553

Small Company
Stock Pool             -            -      138,176,064     636,648,784           -           -          774,824,848

All Other Pool         -            -            -       1,957,307,334           -           -        1,957,307,334

Income Fund            -            -            -              -       1,011,781,127         -       1,011,781,127

Xerox Stock Fund       -            -            -              -              -         194,180,149    194,180,149


Total          $ 144,212,119  145,647,985  138,176,064   5,108,603,568  1,011,781,127    194,180,149  6,742,601,012



12


					  XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements

(3) Master Trust (continued)

     Investments in the Master Trust for all participating plans as of November 30, 1996 are as follows:
							   Small
		   International                 Company                                      Xerox
		   Stock           U.S Stock     Stock        Balanced        Income          Stock
		    Fund            Fund          Fund         Fund            Fund            Fund             Total


Xerox Corporation
Profit Sharing
and Savings
Plan           $ 136,379,184    138,676,389  131,146,618   757,250,020   693,889,121     179,548,012      2,036,889,344

The Profit Sharing
Plan of Xerox
Corporation and
The Xerographic
Division, Union of
Needletrades, Industrial
and Textile Employes,
A.F.L.-C.I.O
C.L.C.             7,832,935      6,971,596    7,029,446     48,816,602   85,680,794      14,632,137        170,963,510

Xerox Corporation
Retirement Income
Guarantee Plan         -             -             -      3,860,398,301  201,917,419           -          4,062,615,720

Retirement Income
Guarantee Plan of
Xerox Corporation
and The Xerographic
Division, Union of
Needletrades, Industrial
and Textile Employees,
A.F.L.-C.I.O.-
C.L.C.                -              -             -       441,556,944    30,293,793            -           471,850,737

XDS Investment
Plan                  -              -             -           581,701            -             -               581,701

Total          $ 144,212,119   145,647,985   138,176,064 5,108,603,568 1,011,781,127     194,180,149      6,742,601,012


13

					  XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements

(3)  Master Trust (continued)

     Statement of Net Assets of the Master Trust as of November 30, 1995:

							  Small
		       International             Company                                    Xerox       Segregated
			 Stock        U.S Stock    Stock       All Other      Income        Stock       Assets
			  Pool         Pool         Pool        Pool           Fund          Fund        Fund                Total
Assets                                                                                           (see note 4)
Receivables:
Dividends         $   698,388      951,310       153,069       554,383           -        754,349        -
3,111,499
Interest              338,037      381,209       192,981    10,093,759      7,869,209       1,929        -
18,877,124

Due from brokers    4,232,947   11,272,276     1,602,820    70,751,303     21,414,712         -          -
109,274,058
Total receivables   5,269,372   12,604,795     1,948,870    81,399,445     29,283,921     756,278        -
131,262,681

Investments
at fair value:
At quoted market value:
Short-term
investments        14,959,661    50,261,165   35,589,654   188,143,760     45,129,459     506,921        -
334,590,620
Fixed income
   investments      8,948,937    10,355,388         -      809,199,571    281,135,924        -           -
1,109,639,820
Equity securities:
   Xerox common
   stock                 -            -            -             -              -    139,634,250        -
139,634,250
   Other          728,766,550 1,271,544,615  547,487,444   686,264,675          -           -           -
3,234,063,284
Investments at
  contract value:
Investment contracts
   with insurance
   companies and banks   -            -            -             -        755,908,409        -     1,269,049
757,177,458
At estimated fair value:
Interest in real estate
  trusts                 -            -            -       147,958,900          -           -           -
147,958,900
Other investments        -            -            -       112,288,466          -           -           -
112,288,466


Total
investments       752,675,148 1,332,161,168  583,077,098 1,943,855,372  1,082,173,792 140,141,171  1,269,049
5,835,352,798

Total assets      757,944,520 1,344,765,963  585,025,968 2,025,254,817  1,111,457,713 140,897,449  1,269,049
5,966,615,479

Liabilities
Cash overdraft           -               66           13       109,973          -           -           -
110,052
Due to brokers     10,932,258    19,692,289    4,030,794    98,607,735      3,436,720   1,717,850       -
138,417,646

Net assets       $747,012,262 1,325,073,608  580,995,161 1,926,537,109  1,108,020,993 139,179,599  1,269,049
5,828,087,781



14

					 XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements

(3)  Master Trust (continued)

     The allocation of Master Trust investments by investment pool and fund as of November 30,
     1995 is as follows:
						       Small
		  International                Company                                     Xerox       Segregated
		     Stock         U.S Stock    Stock        Balanced       Income          Stock       Assets
		     Fund            Fund         Fund         Fund          Fund            Fund        Fund            Total
															  (see note 4)
International
Stock Pool     $ 77,482,237         -            -        669,530,025           -           -             -       747,012,262

U.S. Stock Pool        -      78,184,642         -      1,246,888,966           -           -             -     1,325,073,608

Small Company
Stock Pool             -            -      74,130,432     506,864,729           -           -             -       580,995,161

All Other Pool         -            -            -      1,926,537,109           -           -             -     1,926,537,109

Income Fund            -            -            -              -     1,108,020,993         -             -     1,108,020,993

Xerox Stock Fund       -            -            -              -              -       139,179,599        -       139,179,599

Segregated Assets
Fund                   -            -            -              -              -           -        1,269,049       1,269,049


Total          $ 77,482,237   78,184,642   74,130,432  4,349,820,829  1,108,020,993    139,179,599  1,269,049   5,828,087,781



15


					  XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements

(3) Master Trust (continued)

     Investments in the Master Trust for all participating plans as of November 30, 1995 are as follows:
							   Small
		   International                 Company                                      Xerox        Segregated
		   Stock           U.S Stock     Stock        Balanced        Income          Stock         Assets
		    Fund            Fund          Fund         Fund            Fund            Fund          Fund            Total
															       (see note 4)

Xerox Corporation
Profit Sharing
and Savings
Plan           $ 73,612,588    75,230,057   71,105,345    584,912,455   767,283,041    130,445,603       864,596
1,703,453,683

The Profit Sharing
Plan of Xerox
Corporation and
The Xerographic
Division, Union of
Needletrades, Industrial
and Textile Employes,
A.F.L.-C.I.O
C.L.C.            3,869,649      2,954,585   3,025,087     37,830,372     95,765,469      8,733,996       85,695
152,264,853

Xerox Corporation
Retirement Income
Guarantee Plan         -           -             -      3,324,141,518    213,746,813          -          279,767
3,538,168,098

Retirement Income
Guarantee Plan of
Xerox Corporation
and The Xerographic
Division, Union of
Needletrades, Industrial
and Textile Employees,
A.F.L.-C.I.O.-
C.L.C.                -              -            -      402,496,038      31,225,670          -          38,991
433,760,699

XDS Investment
Plan                  -              -             -         440,446            -             -           -
440,446

Total          $ 77,482,237     78,184,642  74,130,432 4,349,820,829   1,108,020,993    139,179,599   1,269,049
5,828,087,781



16

					  XEROX CORPORATION

				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements


(3)  Master Trust (continued)

    Statement of Changes in Net Assets of the Master Trust for the year ended November 30, 1996:


							       Small
		      International                 Company                                     Xerox       Segregated
			Stock            U.S Stock   Stock      All Other       Income         Stock         Assets
			 Pool             Pool        Pool       Pool            Fund           Fund          Fund
Total
																(see note 4)
Additions:
Transfers in       $17,667,117     23,361,582    17,871,703    161,169,556    60,773,598   25,410,969         -
306,254,525

Investment earnings:
   Interest          1,758,465      7,472,177     5,385,918     77,829,819    70,882,808       56,938    1,615,842
165,001,967
   Dividends        11,536,790     64,246,861     8,676,627     27,587,944             3    3,160,301         -
115,208,526
   Net App(Dep)    189,455,864    268,707,939   133,179,213    203,226,626    (2,182,375)  12,868,904         -
805,256,171
   Margin Var. on
     futures
     contracts         (40,828)    17,959,290     9,297,242      9,725,636       267,516        -             -
37,208,856
   Other               552,365        101,265       216,690      2,267,517        92,908        5,553         -
3,236,298

   Total investment
      earnings     203,262,656    358,487,532   156,755,690    320,637,542    69,060,860   16,091,696    1,615,842
1,125,911,818
Total Additions    220,929,773    381,849,114   174,627,393    481,807,098   129,834,458   41,502,665    1,615,842
1,426,166,343

Deductions:
   Administrative
      Expense        6,299,902      2,155,352     3,106,127     13,317,170     1,907,429      112,269         -
26,898,249
   Transfer out      6,804,169      6,451,303     5,757,577    325,123,111   135,023,860   11,624,843         -
490,754,863

Total deductions    13,104,071      8,606,655     8,833,704    338,440,281   136,931,289   11,737,112         -
517,653,112

Transfers between
funds/pools         (2,842,963)   154,196,486    28,035,998   (112,596,592)  (89,143,035)  25,234,997   (2,884,891)      -
Net assets:
Beginning of
  year             747,012,262  1,325,073,608   580,995,161  1,926,537,109 1,108,020,993  139,179,599    1,269,049
5,828,087,781

End of year      $ 951,995,001  1,852,512,553   774,824,848  1,957,307,334 1,011,781,127  194,180,149        -
6,742,601,012

17

					  XEROX CORPORATION

				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements


(3)  Master Trust (continued)

     The allocation of net income from Master Trust investments, net of administrative expenses, by investment pool and fund for the year ended November 30, 1996 is as follows:

								Small
		      International                   Company                                       Xerox    Segregated
			 Stock          U.S Stock       Stock      Balanced          Income         Stock      Asset
			  Fund           Fund            Fund       Fund              Fund           Fund       Fund
Total

International
Stock Pool        $25,038,377               -          -       171,924,377          -              -         -
196,962,754

U.S. Stock Pool         -            28,282,250        -       328,049,930          -              -         -
356,332,180

Small Company
Stock Pool              -                  -     23,630,507    130,019,056          -              -         -
153,649,563

All Other Pool          -                  -           -       307,320,372          -              -    1,615,842
307,320,372

Income Fund             -                  -           -             -         67,153,431           -        -
68,769,273

Xerox Stock Fund        -                  -           -             -             -         15,979,427      -
15,979,427

Total            $25,038,377         28,282,250  23,630,507    937,313,735     67,153,431    15,979,427 1,615,842
1,099,013,569



18

					XEROX CORPORATION

				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements


(3)  Master Trust (continued)

 Net income from Master Trust investments, net of administrative expenses for all participating plans for the year ended November 30, 1996:
							 Small
		     International               Company                                Xerox         Segregated
		       Stock         U.S Stock     Stock      Balanced      Income       Stock           Asset
		       Fund          Fund          Fund         Fund         Fund         Fund           Fund        Total

Xerox Corporation
Profit Sharing and
Savings Plan*      $23,752,671  26,986,737   22,517,556   136,097,648   46,800,658   15,061,698    1,124,757    272,341,725

The Profit Sharing
Plan of Xerox
Corporation and The
Xerographic Division,
Union of Needletrades,
Industrial and Textile
Employees, A.F.L.-C.I.O.-
C.L.C.                1,285,706  1,295,513    1,112,951    8,689,527     5,525,723      917,729      135,231     18,962,380

Xerox Corporation
Retirement Income
Guarantee Plan          -              -           -     710,218,766    13,001,192         -         330,112    723,550,070

Retirement Income
Guarantee Plan of
Xerox Corporation
and The Xerographic
Division, Union of
Needletrades, Industrial
and Textile Employees,
A.F.L.-C.I.O.
C.L.C.                  -               -           -     82,206,637     1,825,858         -          25,742     84,058,237

XDS Investment Plan     -               -           -        101,157         -             -             -          101,157


Total         $    25,038,377   28,282,250   23,630,507  937,313,735    67,153,431   15,979,427    1,615,842  1,099,013,569

*  The above allocation of investment results, net of administrative expenses, is at the Master
Trust level.  This allocation differs from the amounts reported in the statement of changes in net assets available for plan benefits due to the impact of investment manager expenses accrued at the
Plan level.

19

					  XEROX CORPORATION

				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements


(3)  Master Trust (continued)

    Statement of Changes in Net Assets of the Master Trust for the year ended November 30, 1995 is as follows:


							       Small
		      International                 Company                                     Xerox       Segregated
			Stock            U.S Stock   Stock      All Other       Income         Stock         Assets
			 Pool             Pool        Pool       Pool            Fund           Fund          Fund
Total
																(see note 4)
Additions:
Transfers in       $11,203,070     10,647,422     9,889,067   85,878,768     84,155,229   17,685,297          -
219,458,853

Investment earnings:
   Interest            770,531      3,528,423     2,776,738   76,856,014     74,729,139       76,567          -
157,737,412
   Dividends        10,025,054     38,515,695    11,517,423   24,966,258          -        2,953,609          -
87,978,039
   Net App(Dep)     58,941,923    271,364,157   102,753,507  224,463,457      8,921,130   37,632,740          -
704,076,914
   Margin Variation  1,028,520          -             -       24,311,485       (161,741)        -             -
25,178,264
   Other               177,235         31,509       167,756      860,675         34,868        2,867          -
1,274,910

   Total investment
      earnings      70,943,263    313,439,784   117,215,424  351,457,889     83,523,396   40,665,783          -
977,245,539
Total Additions     82,146,333    324,087,206   127,104,491  437,336,657    167,678,625   58,351,080          -
1,196,704,392

Deductions:
   Administrative
      Expense        5,498,273      4,104,929    3,358,532    14,784,130      2,519,253      123,498          -
30,388,615
   Transfer out      4,762,702      3,679,415    3,354,142   352,038,038    168,483,364   10,173,220          -
542,490,881

Total deductions    10,260,975      7,784,344    6,712,674   366,822,168    171,002,617   10,296,718          -
572,879,496

Transfers between
funds/pools       (41,175,868)    98,390,567 (199,879,397)   105,200,242     59,242,812    4,638,985   (26,417,341)         -
Transfer from
AMTX, Inc.             -               -           -           -                441,916           -             -
441,916
Net assets:
Beginning of
  year            716,302,772    910,380,179  660,482,741  1,750,822,378  1,051,660,257   86,486,252    27,686,390
5,203,820,969

End of year      $747,012,262  1,325,073,608  580,995,161  1,926,537,109  1,108,020,993  139,179,599     1,269,049
5,828,087,781

20

					  XEROX CORPORATION

				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements


(3)  Master Trust (continued)

     The allocation of net income from Master Trust investments, net of administrative expenses, by investment pool and fund for the year ended November 30, 1995 is as follows:

								Small
		      International                   Company                                       Xerox
			 Stock          U.S Stock       Stock      Balanced          Income         Stock
			  Fund           Fund            Fund       Fund              Fund           Fund            Total

International
Stock Pool        $6,256,251               -           -       59,188,739          -              -         65,444,990

U.S. Stock Pool         -            14,942,724       -       294,392,131          -              -        309,334,855

Small Company
Stock Pool              -                  -     11,888,984   101,967,908          -              -        113,856,892

All Other Pool          -                  -           -      336,673,759          -              -        336,673,759

Income Fund             -                  -           -             -        81,004,143          -         81,004,143

Xerox Stock Fund        -                  -           -             -             -        40,542,284      40,542,284

Total            $6,256,251          14,942,724  11,888,984   792,222,537     81,004,143    40,542,284     946,856,923



21

					XEROX CORPORATION

				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements


(3)  Master Trust (continued)

 Net income from Master Trust investments, net of administrative expenses for all participating plans for the year ended November 30, 1995:
							 Small
		     International               Company                                Xerox
		       Stock         U.S Stock     Stock      Balanced      Income       Stock
		       Fund          Fund          Fund         Fund         Fund         Fund           Total

Xerox Corporation
Profit Sharing and
Savings Plan*     $5,971,976  14,428,298   11,478,711   102,705,332  56,018,591   38,089,557    228,692,465

The Profit Sharing
Plan of Xerox
Corporation and The
Xerographic Division,
Union of Needletrades,
Industrial and Textile
Employees, A.F.L.-C.I.O.-
C.L.C.               284,275     514,426      410,273    6,531,337    6,937,779    2,452,727     17,130,817

Xerox Corporation
Retirement Income
Guarantee Plan          -               -           -  608,237,890   15,767,773         -       624,005,663

Retirement Income
Guarantee Plan of
Xerox Corporation
and The Xerographic
Division, Union of
Needletrades, Industrial
and Textile Employees,
A.F.L.-C.I.O.
C.L.C.                  -               -           -   74,686,415    2,280,000         -       76,966,415

XDS Investment Plan     -               -           -       61,563         -            -           61,563

Master Trust
investment
income, net of
administrative
expenses          $6,256,251  14,942,724   11,888,984 792,222,537    81,004,143   40,542,284   946,856,923

*  The above allocation of investment results, net of administrative expenses, is at the Master
Trust level.  This allocation differs from the amounts reported in the statement of changes in net assets available for plan benefits due to the impact of investment manager expenses accrued at the
Plan level.

>
22

				XEROX CORPORATION
			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements

(3)  Master Trust (continued)
Master Trust investments are managed by selected investment managers under the direction of the Treasurer of Xerox Corporation.
The Finance Committee of the Xerox Corporation Board of Directors is responsible for establishing investment guidelines, reviewing the investment decisions of the Treasurer and reviewing the investment results of the Master Trust. The Finance Committee of the Xerox Corporation
Board of Directors consists, at present, of five members of the Xerox Corporation Board of Directors, none of whom are officers of Xerox Corporation.

Marketable securities are valued at the last reported sales price on the last business day of the year. Quotations are obtained from national securities exchanges or, in instances where securities are not listed on any of the exchanges, quotations are obtained from brokerage firms.

Non-readily marketable investments which include private placements are carried at fair value, based upon the cost of the investments, developments concerning the portfolio investments of the private placements, and other factors as the managing general partners of these investments may deem relevant. The valuations do not necessarily represent amounts which might ultimately be realized from the investments.
private placements
Securities and trust funds that are not readily marketable are valued based on comparisons to yields of issues of similar quality and maturities.

The value of the investment contracts with insurance companies and banks is at contract value, which approximates fair value. In connection with the investment contracts, all of which are fully benefit-responsive, the following information is presented:

(i) The average investment yields for the years ended November 30, 1996 and 1995 were 6.5% and 6.9% respectively.

(ii) The crediting interest rates at November 30, 1996 and 1995 ranged from 5.0% to 9.3%.

(iii) The fair value, as determined by discounting estimated future cash flows for traditional GIC's and the market value of the underlying investments, for synthetic GIC's, at November 30, 1996 and 1995 was approximately $641,588,033 and $767,473,688, respectively. Contract values were $634,202,724 and $757,177,458 at November 30, 1996 and 1995,
      respectively.

The Master Trust invests in real estate investment trusts. These trusts provide pension and profit sharing plans with a medium for pooling their funds for investment in income producing real estate. The investment trusts value real estate holdings at estimated market value based upon independent appraisals, consideration of significant changes in economic circumstances, and capital additions made to properties after the appraisal date. Such market value estimates necessarily involve subjective judgments. Accordingly, the actual market price of the real estate can only be determined by negotiation between independent third parties in a sales transaction.

Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Margin variation represents market fluctuations on future investments.

				XEROX CORPORATION
			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements


Derivative financial instruments are used by the Master Trust's equity and balanced portfolio investment managers primarily to rebalance the fixed income/equity allocation of the Master Trust's portfolio and to hedge the currency risk component of the Master Trust's foreign investments. Certain of the Master Trust's fixed income investment managers are permitted to use certain specified types of derivative instruments as part of their respective strategies. These strategies include the use of futures and options as substitutes for certain types of fixed income securities. Leveraging of the Master Trust's assets and speculation are prohibited. Currency hedge positions are not permitted to exceed the level of exposure in the related Master Trust's assets.

The derivatives most commonly used by the investment managers are highly liquid exchange traded equity and fixed income futures and over-the-counter foreign exchange forward contracts. The use of derivative instruments is not believed to materially increase the credit or market risk of the Master Trust's investment.



The net appreciation (depreciation) of investments for the year ended
November 30, 1996 is as follows:

						   U.S.         Small
			    International    Stock        Company       All Other     Income      Xerox
			    Stock Pool       Pool         Stock Pool    Pool          Fund        Stock Fund    Total

Investments at
  quoted market value:
Short-term and fixed
income investments       $   (243,957)      403,718       -        28,170,610  (2,182,375)        -      26,147,996
Xerox common stock               -             -          -           -            -        12,868,904   12,868,904
Other equity investments  189,699,821   268,304,221  133,179,213  120,369,414      -              -     711,552,669
Investments at estimated
  fair value:
Real estate                      -             -            -      (9,667,515)     -              -      (9,667,515)
Other investments                -             -            -      64,354,117      -              -      64,354,117
Total                    $189,455,864   268,707,939  133,179,213  203,226,626  (2,182,375)  12,868,904  805,256,171

24




				XEROX CORPORATION
			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements



The net appreciation (depreciation) of investments for the year ended
November 30, 1995 is as follows:

						 U.S.           Small
			  International    Stock          Company       All Other      Income         Xerox
			  Stock Pool       Pool          Stock Pool      Pool          Fund        Stock Fund    Total

Investments at
  fair value:
Short-term and fixed
income investments       $    (65,138)    2,014,943        -      51,373,186  8,921,130        -         62,244,121
Xerox common stock               -             -            -           -            -      37,632,740   37,632,740
Other equity investments   59,007,061   269,349,214  102,753,507 144,946,924        -            -      576,056,706
Investments at estimated
  fair value:
Real estate trust
  interests                      -             -            -      3,810,760        -            -        3,810,760
Other investments                -             -            -     24,332,587         -            -      24,332,587
Total                    $ 58,941,923   271,364,157  102,753,507 224,463,457  8,921,130     37,632,740  704,076,914

There are no investments in the Plan that represent 5% or more of Master Trust net assets.

Other investment consist primarily of private placement limited partnerships.

 (4) Segregated Assets Fund - Investment Contracts with Executive
    Life Insurance Company

On April 11, 1991, the California Department of Insurance (CDI) took over Executive Life Insurance Company (ELIC) citing a "serious danger of insolvency" and temporarily suspended all payments on Guaranteed Investment Contracts (GICs) issued by ELIC. Effective April 1, 1991, in order to treat all participants fairly, $66 million was transferred into a Segregated Assets Fund.

Through November 30, 1996, the Xerox retirement and savings plans have received $65.5 million in payments related to the ELIC investments
These payments represent the recovery of 100% of each participant's original investment plus $1.6 million in interest. Should Xerox receive additional payments from ELIC for unrecognized interest income associated with the original GIC's, the proceeds will be allocated to those participants originally invested in ELIC based upon their percent interest on April 11, 1991. All proceeds will be recorded through the income fund and transferred to other funds based on a participant's allocation elections at the time of receipt.

				XEROX CORPORATION
			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements




(5)  Unit Values

The interests of Plan participants in each of the funds is expressed in terms of units, representing undivided interests in the net assets of the fund. Unit value is calculated monthly by dividing the total value of net assets of each fund (reduced by employer contributions receivable not yet received by the Master Trust, by unaccrued benefit payments and other reconciling items) by units outstanding at the valuation date.



The total number of units and net asset value per unit outstanding at month-end during the year ended November 30, 1996 was as follows:


  International Fund    U.S Stock Fund       Small Co. Fund       Balanced  Fund         Income Fund        Xerox Stock Fund
     Units     Unit     Units      Unit      Units      Unit      Units     Unit       Units      Unit        Units     Unit
  Outstanding  Value  Outstanding  Value   Outstanding  Value   Outstanding Value    Outstanding  Value   Outstanding   Value

December 31:
  61,795,806 $1.247564 60,026,532 $1.340973 55,085,964 $1.351324 51,224,934$11.765868 124,318,691 $6.130939 21,394,017
$6.189449
January 31:
  62,382,157  1.293327 61,949,688  1.384301 56,320,966  1.342293 51,462,675 12.002653 122,754,641  6.167616 21,814,069
5.599330
February 28:
  65,714,223  1.305984 65,078,404  1.398004 57,683,878  1.399105 52,077,595 12.105990 121,118,697  6.185017 23,442,405
5.926790
March 31:
  69,908,614  1.345844 71,016,923  1.410330 58,160,173  1.451021 52,443,617 12.315363 117,012,099  6.204795 23,942,955
5.703779
April 30:
  76,839,969  1.380051 79,049,752  1.425851 62,190,910  1.547702 54,307,056 12.556639 117,123,296  6.229090 24,929,008
6.669084
May 31:
  81,463,488  1.388665 81,502,643  1.457879 66,205,558  1.606726 54,419,516 12.757811 114,645,872  6.258788 24,844,135
7.166556
June 30:
  84,965,509  1.403904 82,646,827  1.459497 72,117,763  1.547776 54,152,325 12.786097 111,463,002  6.299196 25,138,171
7.354894
July 31:
  87,411,236  1.346170 83,539,982  1.387785 75,583,671  1.432424 54,133,948 12.344405 109,615,217  6.332220 25,291,962
6.928447
August 31:
  88,046,503  1.376319 83,529,506  1.421710 76,828,681  1.527109 53,983,112 12.648546 108,953,692  6.366458 25,486,220
7.543459
September 30:
  88,945,855  1.420495 83,029,325  1.508419 77,873,140  1.605861 53,949,993 13.201415 107,845,121  6.411511 25,708,519
7.415021
October 31:
  90,193,238  1.436266 83,002,657  1.544068 77,837,161  1.606247 53,937,896 13.398674 107,656,305  6.461901 25,874,302
6.410834
November 30:
  90,181,655  1.511053 83,361,927  1.664017 77,968,283  1.681941 53,767,635 14.089010 106,860,617  6.501211 26,550,199
6.766386



				XEROX CORPORATION
			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements



(5)  Unit Values (continued)


The total number of units and net asset value per unit outstanding at month-end during the year ended November 30, 1995 was as follows:


  International Fund    U.S Stock Fund       Small Co. Fund       Balanced  Fund         Income Fund        Xerox Stock Fund
     Units     Unit     Units      Unit      Units      Unit      Units     Unit       Units      Unit        Units     Unit
  Outstanding  Value  Outstanding  Value   Outstanding  Value   Outstanding Value    Outstanding  Value   Outstanding   Value

December 31:
  60,179,365 $1.071812 37,773,639 $1.004469 36,690,812 $1.087985 50,770,096 $9.492493 127,633,672 $5.675950 19,452,258
$4.367397
January 31:
  60,918,573  1.014148 38,136,110  1.028614 37,916,082  1.075133 50,336,147  9.469626 126,443,369  5.714529 19,906,359
4.823003
February 28:
  60,355,342  1.014879 38,523,405  1.066364 38,579,023  1.110750 49,787,004  9.722490 126,340,743  5.752417 20,183,338
4.925137
March 31:
  59,265,445  1.037801 39,886,643  1.091979 39,875,075  1.146890 49,492,114  9.932212 128,700,201  5.787098 20,253,326
5.223549
April 30:
  59,757,540  1.073252 42,605,238  1.117010 41,842,797  1.168077 50,849,044 10.153442 133,055,469  5.823086 21,157,657
5.479653
May 31:
  59,157,334  1.097675 44,708,195  1.156870 42,787,760  1.184615 50,599,607 10.431708 133,079,193  5.872766 21,500,659
5.071456
June 30:
  59,061,311  1.103583 47,239,526  1.183081 44,598,384  1.242418 50,489,636 10.640895 132,166,538  5.907832 21,626,823
5.239795
July 31:
  59,589,319  1.177333 48,392,446  1.220332 45,029,655  1.315199 50,406,023 11.010881 131,346,391  5.938496 21,508,568
5.334043
August 31:
  59,851,776  1.166430 51,229,145  1.226032 46,283,955  1.338410 50,659,319 11.078072 130,009,224  5.975351 21,393,739
5.434081
September 30:
  60,390,250  1.194367 53,097,498  1.268196 48,525,206  1.369462 50,657,887 11.333167 128,432,861  6.006915 21,073,681
6.033618
October 31:
  61,270,010  1.181537 55,792,291  1.256582 51,361,648  1.302074 50,832,431 11.205960 127,391,276  6.047463 20,901,315
5.824325
November 30:
  61,395,203  1.200176 57,454,326  1.310284 53,063,815  1.341111 50,871,423 11.509480 125,383,818  6.088388 21,155,151
6.193365

The Segregated Assets Fund had 2,584,689 units outstanding and a net asset value of
$864,596 at November 30, 1995.

27

				XEROX CORPORATION
			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements


(6)  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

							    November 30
						       1996               1995
  Net assets available for plan benefits as
  reported in the Plan financial statements      $2,095,287,041         1,757,842,031

  Benefit claims payable reported on line 31g
  of Form 5500                                       (2,077,252)           (3,525,402)

  Net assets available for plan benefits as
  reported in the Plan Form 5500                 $2,093,209,789         1,754,316,629

The reconciliation of benefits paid per the financial statements to the Form 5500:
							     November 30
						       1996               1995
  Benefits paid to participants as reported in the
  Plan financial statements                          $106,706,712       126,453,141

  Add: Amounts allocated to withdrawing
  participants at November 30                           2,077,252         3,525,402

  Less: Amounts allocated to withdrawing
  participants at November 30, 1996 and 1995,
  respectively                                         (3,525,402)        (4,975,553)

  Benefits paid to participants as reported in the
  Form 5500                                          $105,258,562        125,002,990

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to November 30 but not yet paid as of that date.

28

				XEROX CORPORATION
			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements



(7)  AMTX, Inc.

AMTX, Inc.is a wholly-owned subsidiary of Xerox Corporation. Effective January 1, 1995, the AMTX, Inc. Employees' Retirement Plan was terminated, and employees' balances were transferred into the Xerox Corporation Profit Sharing and Savings Plan. These employees are now participants in the Plan.

(8)  Stock Split

In May 1996, the shareholders approved a three-for-one stock split of the Company's common stock. The stock split does not impact participants' interest in the Xerox Stock Fund.

											    Schedule 1

					  XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN


		     Item 27a - Schedule of Assets Held for Investment Purposes
				    November 30, 1996


					Description of investment
					      including
Identity of issuer, borrower,     maturity date, rate of interest,     Historical Cost    Current Value
lessor, or similar party          collateral, par or maturity value
Investment in Master Trust        See Note 3.                          $1,760,440,965     $2,036,889,344

Investment in Participant         Loans to Plan participants,
  Loans Receivable                maturity dates through 5/31/09,
				    interest rates from 7.0% to
					  11.5% per annum.                         -          59,201,070



30

			  INDEPENDENT AUDITORS' REPORT

The Plan Administrator and Participants of Xerox Corporation Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Xerox Corporation Profit Sharing and Savings Plan (Plan) as of November 30, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of November 30, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in the assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG PEAT MARWICK LLP

Rochester, New York
April 30, 1997
31

				   EXHIBIT INDEX

					   Electronic
					   Submission
Exhibit                                    Document
   (b)(1) Accountants' Consent                 2